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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)(1)


                              DIEDRICH COFFEE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     253675
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 23, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



--------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SEC 1745 (02-06-98)


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----------------------                                         -----------------
CUSIP No.       253675                 13G                     Page 2 of 5 Pages
----------------------                                         -----------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MARTIN R. DIEDRICH
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          GERMANY
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                         5.        SOLE VOTING POWER

                                   662,107
 NUMBER OF               -------------------------------------------------------
   SHARES                6.        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                         0
   EACH                  -------------------------------------------------------
 REPORTING               7.        SOLE DISPOSITIVE POWER
  PERSON
   WITH                            662,107
                         -------------------------------------------------------
                         8.        SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          662,107
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.2%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5

ITEM 1(a).        NAME OF ISSUER

                  Diedrich Coffee, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  2144 Michelson Drive, Irvine, California 92612

ITEM 2(a).        NAME OF PERSON FILING

                  Martin R. Diedrich

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

                  c/o Diedrich Coffee, Inc., 2144 Michelson Drive, Irvine, California 92612

ITEM 2(c).        CITIZENSHIP

                  Germany

ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.01 per share

ITEM 2(e).        CUSIP NUMBER

                  253675

ITEM 3.           Not Applicable.


ITEM 4.           OWNERSHIP

                  (a) Amount Beneficially Owned: As of December 31, 2000, the filing person beneficially owned 662,107 shares of Common Stock.

                  (b) Percent of Class: The percentage of Common Stock beneficially owned by the filing person is 5.2%.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    662,107

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of: 662,107

                           (iv) shared power to dispose or to direct the disposition of: 0

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                                                                     Page 4 of 5


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  Not Applicable.


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                                                                     Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2001



                                                     /s/  Martin R. Diedrich
                                                     -----------------------
                                                     Martin R. Diedrich